UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  July 24, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 24, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 14-19-TR	Date:	July 24, 2014

TECK REPORTS UNAUDITED SECOND QUARTER RESULTS FOR 2014

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported second quarter adjusted profit attributable to shareholders of $72 million, or $0.13 per share, compared with $197 million or $0.34 per share in 2013. Profit attributable to shareholders was $80 million, or $0.14 per share, compared with $143 million, or $0.25 per share, a year ago.

“We are pleased with the performance of our operations this quarter and with our efforts to reduce our costs and capital spending to ensure we emerge stronger from the current challenging price environment, particularly the substantially lower steelmaking coal price that was prevalent in the second quarter of 2014 compared with last year,” said Don Lindsay, President and CEO.

Highlights and Significant Items

—	Profit attributable to shareholders was $80 million and EBITDA was $558 million in the second quarter.

—	Gross profit before depreciation and amortization was $633 million in the second quarter compared with $871 million in the second quarter of 2013.

—	Cash flow from operations, before working capital changes, was $520 million in the second quarter of 2014 compared with $584 million a year ago.

—
Our cash balance was $2.1 billion at June 30, 2014. We also extended the term of our committed revolving credit facility to July 2019, increasing the amount available by US$1 billion to US$3 billion and providing a total of Cdn$5.3 billion of liquidity.

—
Our cost reduction program has exceeded our initial goals, with $150 million of annualized reductions realized to date. We are targeting a further $50 million of annualized cost reductions. We are also on target to achieve $150 million of capital expenditure reductions.

—
We have reached agreements with our quarterly contract customers to sell 5.5 million tonnes of coal in the third quarter of 2014 based on US$120 per tonne for the highest quality product and we expect total sales in the third quarter, including spot sales, to be at or above 6.0 million tonnes.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	Throughput increased at 10 of our 13 operations in the second quarter compared with a year ago.

—	Construction of Trail’s new acid plant was completed in May and by June the plant was operating at design rates.

—	The Pend Oreille zinc mine is being prepared for a restart with first ore expected by December 2014.

—	We have now completed the mill optimization project at Highland Valley Copper with daily throughput averaging 140,000 tonnes in the second quarter, 10,000 tonnes per day above design capacity.

—	The Red Dog 2014 shipping season commenced on June 29, 2014 with planned shipments of approximately 1.0 million tonnes of zinc concentrate and 184,000 tonnes of lead concentrate.

—	We paid a $0.45 per share dividend on our Class A common shares and Class B subordinate voting shares on July 2, 2014.

2    Teck Resources Limited 2014 Second Quarter News Release

This management’s discussion and analysis is dated as at July 24, 2014 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three months ended June 30, 2014 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2013. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2013, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION.”

Overview

Throughput increased at 10 of our 13 operations in the second quarter compared with a year ago. However, profits are lower than last year as a result of significantly lower coal prices, which are currently at their lowest level since 2007. Coal prices in U.S. dollar terms were lower by 29% in the second quarter of 2014 compared with a year ago and 15% lower than the first quarter of 2014. In base metal markets, LME copper prices softened by 5% compared with a year ago, while zinc prices rose 13%, reflecting improving zinc market fundamentals. Sales of our products are denominated in U.S. dollars and strengthening of the U.S. dollar had a favourable effect on our operating margins.

Our cost reduction program, which began in the second half of 2012, has exceeded our initial goals. In order to maintain our competitiveness and emerge stronger from the current price cycle, we have taken the following steps:

—
Identified $180 million of ongoing annual operating cost savings across the company and to date have implemented $170 million and realized $150 million on an annualized basis. These amounts are in addition to the savings of $360 million achieved last year, which are now being embedded in our operating procedures.

—
Achieved 535 of our target of a reduction of 600 positions across all operating sites and corporate groups. We will continue our efforts to achieve personnel reductions through attrition where possible.

—	Identified reductions in sustaining and development capital, and are on target to achieve our goal of a $150 million reduction.
—	All sites and corporate groups have made significant cost reductions towards the target of reducing spending by at least 5% from budgeted levels.
—	The Quintette site has been successfully transitioned to care and maintenance, and haul trucks and other equipment are scheduled to transfer to other operations.

While we continue to assess growth opportunities that present themselves, our primary development focus is on securing a significant interest in the oil sands business with the development of the Fort Hills Oil Sands project. The construction phase of Fort Hills will require substantial investment of capital through 2017, but is expected to provide significant cash flows, diversify our commodity mix and provide a long-life asset located in a stable jurisdiction. We are in the process of restarting our Pend Oreille zinc mine by December 2014 to benefit from improving zinc market fundamentals and the synergy it provides to our Trail Operation. In addition, we are continuing to plan and design the Quebrada Blanca Phase 2 copper project with a disciplined approach to creating shareholder value.

3    Teck Resources Limited 2014 Second Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $80 million, or $0.14 per share, in the second quarter of 2014 compared with $143 million or $0.25 per share in the same period last year.

Adjusted profit was $72 million, or $0.13 per share, in the second quarter of 2014 compared with $197 million, or $0.34 per share, a year ago. The decline in adjusted profit was primarily due to significantly lower coal prices. Partly offsetting the lower coal prices was the positive effect of the stronger U.S. dollar, reduced corporate overhead expenses and changes in pricing adjustments year-over-year. We realized positive after-tax pricing adjustments of $19 million in the second quarter of 2014, compared with negative after-tax pricing adjustments of $43 million last year. Pricing adjustments in both periods were primarily due to the volatility of copper prices.

Profit and Adjusted Profit
	Three months ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Profit attributable to shareholders as reported	$80	$143	$149	$462
Add (deduct):
Asset sales and provisions	-	15	8	22
Foreign exchange (gains) losses	(12)	18	(3)	22
Derivative (gains) losses	4	1	2	(1)
Tax items	-	20	21	20
Adjusted profit	$72	$197	$177	$525
Adjusted earnings per share	$0.13	$0.34	$0.31	$0.90

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

4    Teck Resources Limited 2014 Second Quarter News Release

FINANCIAL OVERVIEW	Three months ended June 30,		Six months ended June 30,
($ in millions, except per share data)	2014	2013	2014	2013

Revenue and profit
Revenue	$2,009	$2,152	$4,093	$4,482
Gross profit	$295	$582	$700	$1,283
Gross profit before depreciation and amortization (1)	$633	$871	$1,365	$1,865
EBITDA (1)	$558	$670	$1,115	$1,572
Profit attributable to shareholders	$80	$143	$149	$462

Cash flow
Cash flow from operations	$436	$690	$981	$1,453
Property, plant and equipment expenditures	$335	$443	$735	$831
Capitalized stripping costs	$199	$189	$403	$399
Investments	$18	$111	$26	$193

Balance Sheet (2)
Cash balances			$2,131	$2,772
Total assets			$36,263	$36,183
Debt, including current portion			$7,748	$7,723
Per share amounts
Profit attributable to shareholders	$0.14	$0.25	$0.26	$0.80
Dividends declared	$0.45	$0.45	$0.45	$0.45

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except coal)
Coal (millions tonnes)	6.4	6.0	13.1	12.2
Copper (3)	87	85	172	168
Zinc in concentrate	157	161	320	308
Zinc - refined	72	70	134	144

Sales (000’s tonnes, except coal)
Coal (millions tonnes)	6.8	6.3	13.0	12.9
Copper (3)	87	87	170	169
Zinc in concentrate	111	97	259	221
Zinc - refined	72	70	134	143

Average prices and exchange rates
Coal (realized US$/tonne)	$111	$156	$121	$159
Copper (LME cash - US$/pound)	$3.08	$3.24	$3.14	$3.42
Zinc (LME cash - US$/pound)	$0.94	$0.83	$0.93	$0.88
Average exchange rate (C$ per US$1.00)	$1.09	$1.02	$1.10	$1.02

Gross profit margins
Coal	3%	28%	8%	30%
Copper	25%	35%	28%	36%
Zinc	21%	14%	19%	16%

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Balance sheet figures for prior year are as at December 31, 2013.
3)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

5    Teck Resources Limited 2014 Second Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Revenue
Coal	$833	$1,002	$1,713	$2,062
Copper	650	693	1,302	1,377
Zinc	526	455	1,077	1,040
Energy	-	2	1	3
Total	$2,009	$2,152	$4,093	$4,482

Gross profit, before depreciation and amortization (1)
Coal	$200	$444	$492	$960
Copper	293	338	611	689
Zinc	140	87	261	213
Energy	-	2	1	3
Total	$633	$871	$1,365	$1,865

Gross profit
Coal	$23	$277	$137	$623
Copper	160	240	360	493
Zinc	112	63	203	165
Energy	-	2	-	2
Total	$295	$582	$700	$1,283

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6    Teck Resources Limited 2014 Second Quarter News Release

COAL BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Coal price (US$/tonne)	$111	$156	$121	$159
Coal price (realized Cdn$/tonne)	$122	$159	$132	$160
Production (million tonnes)	6.4	6.0	13.1	12.2
Sales (million tonnes)	6.8	6.3	13.0	12.9
Gross profit, before depreciation and amortization	$200	$444	$492	$960
Gross profit	$23	$277	$137	$623
Property, plant and equipment expenditures	$51	$101	$130	$202

Performance

Gross profit before depreciation and amortization from our coal business unit declined by $244 million in the second quarter (see table below) compared with a year ago primarily due to substantially lower coal prices and higher unit costs. These items were partly offset by the favourable effect of a stronger U.S. dollar and higher sales volumes.

Production in the second quarter of 6.4 million tonnes rose by 7% compared with the same period a year ago largely as a result of higher capacity utilization within the business unit and record first half production in 2014 at both the Elkview and Greenhills mines. After a challenging first few months of 2014, rail performance improved significantly in the second quarter.

Coal sales of 6.8 million tonnes in the second quarter were 8% higher than the same period last year. The average coal price of US$111 per tonne was 29% lower than the same period a year ago and reflects the oversupplied steelmaking coal market conditions.

The table below summarizes the gross profit changes, before depreciation and amortization, in our coal business unit for the quarter:

($ in millions)	Three months ended June 30

As reported in previous period	$444
Changes:
Coal price realized:
US$ price	(317)
Foreign exchange	59
Sales volume	40
Operating costs	(12)
Coal inventory write-down	(14)
Increase (decrease)	(244)
As reported in current period	$200

Property, plant and equipment expenditures totaled $51 million in the second quarter and included $39 million for sustaining capital, $8 million for major enhancement projects and $4

7    Teck Resources Limited 2014 Second Quarter News Release

million for new mine development. Capitalized stripping costs were $137 million in the second quarter compared with $121 million a year ago.

Markets

Although production cuts continued to be announced, increased production and exports from Australia combined with lower imports into China maintained the seaborne market in an oversupplied position, resulting in downward pricing pressure in the second quarter.

Coal prices for the third quarter of 2014 have been agreed with the majority of our quarterly contract customers based on US$120 per tonne for the highest quality products, which is consistent with prices reportedly achieved by our competitors. Additional sales priced on a spot basis will reflect market conditions when sales are concluded.

Operations

Mining and coal processing performance in the second quarter was very strong, with record production rates achieved in the first half of the year at both our Elkview and Greenhills mines.

Our cost reduction initiatives continued, focused on improvement in equipment and labour productivities, reduced use of contractors, reduction of consumable usage and limiting the use of higher cost equipment, and these are producing significant results. Despite this, a number of factors have contributed to higher unit production costs this quarter compared to a year ago. These included price increases for key inputs such as diesel and natural gas, partially as a result of the strengthening of the U.S. dollar against the Canadian dollar, and a higher level of maintenance activities, including preparation for plant annual shutdowns at five of the six operations.

Unit Costs

Site cost of sales in the second quarter of 2014, before depreciation and transportation, were $53 per tonne, or $3 per tonne higher than the same period a year ago. As described above, unit production costs at the mines increased as a result of higher diesel and natural gas prices, partially as a result of the strengthening of the U.S. dollar against the Canadian dollar, combined with additional maintenance costs.

Transportation costs in the second quarter were $37 per tonne, $2 per tonne lower than they were in the same quarter a year ago. Costs in the second quarter of 2013 were negatively impacted by higher loading costs at alternate terminals while the stacker reclaimer at Neptune was installed and the port was unavailable for use.

8    Teck Resources Limited 2014 Second Quarter News Release

	Three months ended June 30,		Six months ended June 30,
(amounts reported in Cdn$ per tonne)	2014	2013	2014	2013

Site cost of sales	$53	$50	$53	$48
Transportation costs	37	39	38	38
Inventory write-down	2	-	3	-
Unit costs (1)	$92	$89	$94	$86

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Elk Valley Water Management
Our Elk Valley water management program to date has focused on two main areas: development of the Elk Valley Water Quality Plan under an Area Based Management Plan Order from the Government of British Columbia, and construction of the West Line Creek water treatment plant at our Line Creek operations.

The Elk Valley Water Quality Plan is intended to address the management of selenium as well as other substances released by mining activities throughout the watershed in the short, medium and long term. The plan establishes water quality targets which are protective of the environment and human health, while considering social and economic factors. The plan was informed by scientific advice received from a Technical Advisory Committee chaired by the B.C. Ministry of Environment, and included representatives from Teck, the U.S. Environmental Protection Agency, State of Montana, Ktunaxa Nation, other provincial and federal agencies and an independent scientist. Input from the public, which was received through three phases of consultation, was also included in the development of the plan. The plan has been completed and submitted to the B.C. Ministry of Environment. The ministry is expected to review the plan and to approve it, with or without amendments, in the second half of 2014.

A previous draft action plan for valley-wide selenium management contemplated total capital spending of up to $600 million over a five year period. This $600 million included the $120 million spent on the West Line Creek Treatment Facility which, in addition to the treatment facility itself, consists of water intake, outtake and residuals management structures. The estimated capital and operating costs of implementing the new Elk Valley Water Quality Plan will depend on the terms of the B.C. Government’s approval of the plan, but are expected to vary from those outlined in the previous draft. The final costs will depend on the water quality targets approved by the government, as well as the technologies applied to manage selenium and other substances. The initial cost estimate in the previous plan assumed the application of biological treatment technology, which is currently being installed in the West Line Creek Treatment Facility. This facility is expected to be fully operational before the end of 2014.

Our work on the new Elk Valley Water Quality Plan is expected to result in revised cost estimates by the end of 2014. We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. Our ongoing work could reveal technical issues or advances associated with potential treatment technologies which could substantially increase or decrease both capital and operating costs associated with water quality management. Delays in obtaining approval of the plan could result in consequential delays in permitting new mining areas, which would limit our ability to maintain or

9    Teck Resources Limited 2014 Second Quarter News Release

increase coal production in accordance with our long term plans. If this were to occur, the potential shortfall in future production could be material.

Outlook

We are expecting coal sales in the third quarter of 2014 to be at, or above, 6.0 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and coal-loading facilities.

We continue to expect our 2014 coal production to be in the range of 26 to 27 million tonnes.

As a result of our continued cost reduction initiatives, we now expect our 2014 annual cost of product sold, before transportation and depreciation charges, to be in the range of $52 to $57 per tonne (US$48 to US$53) based on current exchange rates and production plans. This is lower than our previous guidance of $55 to $60 per tonne. Our 2014 annual transportation costs are now expected to be in the range of $37 to $41 per tonne, down from our previous guidance of $38 to $42 per tonne.

10    Teck Resources Limited 2014 Second Quarter News Release

COPPER BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Copper price (realized – US$/pound)	$3.07	$3.37	$3.16	$3.46
Production (000’s tonnes)	87	85	172	168
Sales (000’s tonnes)	87	87	170	169
Gross profit, before depreciation and amortization	$293	$338	$611	$689
Gross profit	$160	$240	$360	$493
Property, plant and equipment expenditures	$86	$289	$198	$489

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $45 million in the second quarter (see table below) compared with a year ago. This was primarily the result of lower copper prices, reduced by-product revenues from silver and gold and increased smelter processing charges. These items were partially offset by the positive effect of the stronger U.S. dollar and reduced unit costs at Highland Valley Copper.

Copper production in the second quarter rose slightly compared with a year ago. Highland Valley Copper’s production increased substantially as a result of higher grades and increased mill throughput, reflecting the increased capacity from commissioning the mill optimization project. This was partially offset by lower production at Antamina due to expected lower ore grades and reduced production from Quebrada Blanca as anticipated in the mine plan. Zinc by-product production from Antamina and Duck Pond decreased by a total of 33% compared with a year ago primarily due to the mix of ore types processed and lower zinc grades at Antamina.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

($ in millions)	Three months ended June 30

As reported in previous period	$338
Changes:
Copper price realized:
US$ price	(57)
Foreign exchange	38
Sales volume	2
By-product revenues	(14)
Smelter processing charges	(10)
Operating costs	6
Royalties	(10)
Increase (decrease)	(45)
As reported in current period	$293

Capital expenditures consisted of $39 million for sustaining capital and $24 million for major enhancement projects and $23 million for new mine development, primarily at the Quebrada

11    Teck Resources Limited 2014 Second Quarter News Release

Blanca Phase 2 project. Capitalized stripping costs were $54 million in the second quarter compared with $59 million a year ago.

Markets

LME copper prices averaged US$3.08 per pound in the second quarter of 2014 down 5% compared with US$3.24 per pound in the same period a year ago. Copper prices rose steadily in the early part of the quarter as physical demand in Asia and falling LME stocks drove prices higher. LME, Comex & SHFE stocks were down approximately 225,000 tonnes in the second quarter and both LME & SHFE stocks are at their lowest levels since 2008.

Consumption in China continues to grow based on infrastructure investment plans. In Europe and the U.S., consumption continues to grow with spot metal premiums remaining above annual contract levels. A continued ban on exports of copper concentrates from Indonesia and lower than projected production from several new mines has reduced global mine production growth to only 4.5% year-to-date to March according to the International Copper Study Group, lower than their initial 7.0% growth forecast.

Operations

Highland Valley Copper

Copper production was 35,400 tonnes in the second quarter, or 39% higher than a year ago, due to higher grades and significant increases in mill throughput resulting from the mill optimization project and continued focus on mine-to-mill efforts. Grades are expected to drop slightly for the remainder of the year as a result of mine sequencing, returning to more normal reserve grades. Molybdenum production declined by 13% to 1.3 million pounds compared with the same period a year ago primarily due to lower recoveries associated with commissioning and ramp-up of the flotation plant.

Operating costs in the second quarter were similar to a year ago, but as a result of the significantly higher production, unit costs declined substantially.

Commissioning of the flotation plant is complete with throughput exceeding the design capacity of 130,000 tonnes per day during the second quarter, averaging 140,000 tonnes per day. Further process optimization is planned during the second half of 2014 to maximize both throughput and recovery with the newly installed equipment and process control technology.

Antamina

Copper production in the second quarter of 2014 decreased as planned by 25% as a result of significantly lower copper grades. The mix of mill feed in the second quarter was 73% copper-only ore and 27% copper-zinc ore, compared with 59% and 41%, respectively, in the same period a year ago. Grades are expected to remain similar in the third quarter and for the remainder of the year due to mine sequencing and processing of lower grade stockpiles. Zinc production declined to 47,400 tonnes from 90,200 tonnes in the same period a year ago primarily due to lower zinc grades and a lower amount of copper-zinc ore processed in the period. A gradual return to higher production is expected after 2014 as grades improve.

12    Teck Resources Limited 2014 Second Quarter News Release

Operating costs in the second quarter, before changes in inventory, were lower compared to a year ago as a result of focused cost reduction efforts. Mill throughput averaged 140,000 tonnes per day during the quarter, 8% higher than the first quarter of 2014.

Quebrada Blanca

Copper production in the second quarter declined by 25% compared with the same period a year ago. As anticipated in the mine plan, the amount of dump leach ore placed declined significantly during the quarter compared to the same period a year ago and dump leach ore placement is expected to continue at lower rates as the heap leach circuit is maximized from the remaining ore sources available through to mine closure.

Operating costs, before changes in inventories, decreased by US$15 million compared with the same period a year ago as a result of reduced material movement in the mine and continued cost reduction efforts focused on maintenance improvements. Depreciation and amortization costs increased by US$14 million compared with a year ago as a result of depreciation of accumulated capitalized stripping costs.

We continued to progress updating the permits for the existing facilities and life extension of the supergene operation. The social and environmental impact assessment to extend cathode production to 2020 was submitted on July 21, 2014. The review, response, consultation and approval process is assumed to take 12 months.

Carmen de Andacollo

Copper production in the second quarter declined by 4% compared with a year ago as lower ore grades, consistent with the mine plan, were partially offset by a 7% increase in mill throughput in the period.

Production costs, before changes in inventories, decreased by US$11 million compared with a year ago primarily due to lower costs for operating supplies and consumables as well as a reduction in contractors.

Duck Pond

Copper and zinc production in the second quarter was 4,000 tonnes and 4,500 tonnes, respectively, compared with 3,200 tonnes and 2,300 tonnes, respectively, last year. A substantial increase in mill throughput due to ore availability and improved maintenance practices resulted in the increased production levels.

As announced previously, the Duck Pond operation is expected to close in the second quarter of 2015.

Cost of Sales

Unit costs of product sold as reported in U.S. dollars, before cash margins for by-products, in the second quarter of 2014 decreased primarily due to substantially higher copper production from Highland Valley Copper, the favourable effects of a stronger US dollar at our Canadian operations and cost reduction efforts across all of our operations. Cash unit costs after by-product margins increased as a result of lower silver and gold by-product prices and volumes.

13    Teck Resources Limited 2014 Second Quarter News Release

	Three months ended June 30,		Six months ended June 30,
(amounts reported in US$ per pound)	2014	2013	2014	2013

Adjusted cash cost of sales (1)	$1.71	$1.81	$1.69	$1.81
Smelter processing charges	0.22	0.18	0.21	0.17
Total cash unit costs before by-product margins (1)	$1.93	$1.99	$1.90	$1.98
Cash margin for by-products (1) (2)	(0.29)	(0.39)	(0.27)	(0.40)
Total cash unit costs after by-product margins (1)	$1.64	$1.60	$1.63	$1.58

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

During the second quarter of 2014, we continued optimization and detailed design activities for the Quebrada Blanca Phase 2 project, but at a slower pace aligned with permitting activities. Optimization activities are focused on capital reduction opportunities in addition to updating the mine plan with the latest resource model, including all definition drilling completed on the project to date.

As previously noted, the permits for our existing facilities need to be updated before resubmission of the Phase 2 SEIA. Timing for resubmission of the Phase 2 SEIA will depend to some extent on progress on updating permits for the existing facilities and project optimization activities.

Other Copper Projects

At Relincho, work continued in the quarter on optimization studies that are focused on capital and operating reductions and other value enhancing initiatives.

Focused engineering studies also continued in the quarter for our Galore Creek, Schaft Creek and Mesaba projects as we further explore ways to enhance the value of these projects.

A $30 million pre-feasibility program at our 50% owned Zafranal copper-gold project located in Southern Peru was approved. The study is expected to be completed over the next 18 months. Our share of expenditures will be $15 million.

Outlook

We continue to expect our 2014 copper production to be in the range of 320,000 to 340,000 tonnes.

We now expect our copper unit costs in 2014 to be in the range of US$1.95 to US$2.05 per pound before margins from by-products and US$1.65 to US$1.75 per pound after by-product margins. This is lower than our original guidance of US$2.00 to US$2.20 and US$1.70 to US$1.90 per pound, respectively.

14    Teck Resources Limited 2014 Second Quarter News Release

ZINC BUSINESS UNIT

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Zinc price (realized – US$/lb)	$0.96	$0.85	$0.93	$0.90
Production (000’s tonnes)
Refined zinc	72	70	134	144
Zinc in concentrate (1)	141	139	293	267
Sales (000’s tonnes)
Refined zinc	72	70	134	143
Zinc in concentrate (1)	93	75	232	182
Gross profit before depreciation and amortization	$140	$87	$261	$213
Gross profit	$112	$63	$203	$165
Property, plant and equipment expenditures	$44	$46	$80	$81

Note:
1)	Represents production from Red Dog only and excludes co-product zinc production from our Copper Business Unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit increased by $53 million (see table below) compared with a year ago. Higher zinc prices, the favourable effect of the stronger U.S. dollar and increased sales volumes, partly offset by higher royalty expense, contributed to the favourable results.

Production of zinc in concentrate from Red Dog rose slightly compared with a year ago as the processing of softer ore has allowed for an increase in mill throughput. Refined zinc production from Trail rose by 2%, reflecting the benefits of commissioning the new acid plant, which was operating at full rates in June.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

($ in millions)	Three months ended June 30

As reported in previous period	$87
Changes
Zinc price realized:
US$ price	26
Foreign exchange	22
Sales volume	19
By-product revenues	5
Operating costs	(9)
Royalties	(10)
Increase (decrease)	53
As reported in current period	$140

15    Teck Resources Limited 2014 Second Quarter News Release

Capital expenditures totaled $44 million, including $18 million on the Trail acid plant that is now complete and $8 million on the re-start of Pend Oreille.

Markets

LME zinc prices increased by 13% from a year ago and averaged US$0.94 per pound in the second quarter of 2014. Lead prices increased by 2% from a year ago and averaged US$0.95 per pound in the second quarter. Combined LME & SHFE zinc metal inventories fell by approximately 171,000 tonnes, or 16% in the second quarter.

Zinc metal demand in the U.S. continues to be strong, driven by good auto production and construction, which grew by 9% year-over-year to May 2014. Auto production is also strong in China and Japan, which has translated into strong demand growth. Zinc consumption to April 2014 in Europe was down modestly by 1%. Mine closures that started to occur in 2013 will continue through this year and into 2015, which is expected to move the global zinc market from surplus in prior years to deficit in 2015. The global lead metal market is expected to move into deficit from 2014 onwards. Combined LME & SHFE lead inventories have fallen 19,562 tonnes or 7% in the second quarter.

Operations

Red Dog

Zinc and lead production in the second quarter increased 2% and 7%, respectively, due to the processing of softer ores, which substantially increased tonnes milled in the period. These items were partially offset by lower zinc ore grades and recoveries.

Zinc sales volumes were 24% higher than a year ago due to higher opening market inventories in 2014, as certain customers that drew from consignment inventories deferred delivery of zinc from the fourth quarter of 2013 to the first half of 2014.

Operating costs in the second quarter rose primarily in relation to increased sales volumes in the period.

The 2014 shipping season commenced on June 29, 2014 with planned shipments of 996,000 tonnes of zinc concentrate and 184,000 tonnes of lead concentrate compared with 1,016,600 tonnes and 184,500 tonnes, respectively, for the 2013 season. Sales volumes of contained zinc metal are estimated at approximately 175,000 tonnes in the third quarter.

We made a filing with the U.S. District Court for Alaska outlining the findings of extensive study into a proposed 52-mile pipeline which would direct effluent from Red Dog Creek to the Chukchi Sea. Based on that study, we informed the court we are exercising our option not to build the pipeline and will pay a penalty of $8 million as a result.

Trail

Refined zinc production was 2% higher in the second quarter compared with a year ago reflecting the benefits of the start-up of the new acid plant. Construction of the new acid plant was completed in May and by June was operating at full rates. The new plant replaces two of three older plants and will improve operational and environmental performance. Production in

16    Teck Resources Limited 2014 Second Quarter News Release

the second quarter of 2013 was affected by the annual maintenance shutdown of the zinc feed roasters, which is planned for the third quarter of this year.

Lead production in the second quarter was 8% higher than a year ago when the KIVCET maintenance shutdown in the second quarter of 2013 affected production. The more extensive cold shutdown and inspection is scheduled for the fourth quarter of this year. Silver production improved by 1.1 million ounces due to higher silver in feed material and a draw-down of in-process material at the start of the current quarter.

Operating costs in the second quarter were lower than a year ago as a result of cost reduction initiatives and timing of maintenance work. Labour costs remained unchanged from a year ago as work force reductions through attrition offset the impact of higher wages. Consumable supplies were lower due to reduction programs, but were partly offset by higher natural gas prices. Cost of concentrates increased compared to a year ago reflecting higher production levels and higher zinc prices, partially offset by lower silver prices.

Pend Oreille

The Pend Oreille re-start project is on schedule for December 2014 and on budget. Recruiting is progressing as planned with 121 of the planned 236 positions committed and all critical underground and surface equipment orders placed with vendors. Rehabilitation of ground control and services in drifts is 79% complete.

Outlook

We now expect zinc in concentrate production to be in the range of 600,000 to 615,000 tonnes as a result of stronger performance from Red Dog in 2014. This is higher than our original guidance of 555,000 to 585,000 tonnes.

17    Teck Resources Limited 2014 Second Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project

Construction of the Fort Hills Project is progressing substantially in accordance with the project schedule and spending to date is consistent with the project budget. Our share of Fort Hills cash spend in the first half of 2014 was $249 million, including our earn-in commitments. Suncor has indicated 2014 planned incurred project spending of $3.16 billion, of which our share would be $850 million, including our earn-in commitment.

Since sanction, the project has achieved and continues to track to key milestones. Engineering and procurement activity is progressing well, nearing 50% completion and will continue through 2015. A number of the major engineering, procurement and construction contracts are in place or are in the process of final negotiations and contracted pricing to date has substantially been within expectations. Contractors are mobilized in all project areas with a mixture of site development, deep undergrounds, foundations, site infrastructure and some process facility construction underway. Site construction manpower is currently approximately 2,000 and will continue to ramp-up to peak in 2016. Construction of mining, primary extraction and site infrastructure areas remains significantly staggered ahead of the secondary extraction and utilities areas to date, the availability of engineering and construction resourcing is meeting project demand. The capital and schedule outlook has not changed since we announced project sanction last October 30. First oil is still expected as early as the fourth quarter of 2017, with 90 per cent of our planned production capacity of 180,000 barrels per day within 12 months.

Frontier Energy Project

The Frontier project regulatory application review continues with the provincial and federal regulators. We are now responding to the third round of information requests from the regulators which we expect to complete before the end of 2014. The regulatory review period is expected to continue into 2015, making late 2015 or 2016 the earliest an approval decision and receipt of required permits is expected.

An exploration program was completed at Frontier in the winter of 2014 to provide additional data to support the regulatory review process and ongoing engineering work.

Wintering Hills Wind Power Facility

During the first half of 2014, our share of the power generation from Wintering Hills was 42 GWhs. Expected power generation in 2014 is dependent on weather conditions and the anticipated 85 GWhs of power generated will result in approximately 55,000 tonnes of CO2 equivalent offsets.

OTHER OPERATING COST AND EXPENSES

Other operating expenses, net of other income, were $35 million in the second quarter compared with $82 million a year ago. Positive price adjustments, primarily from copper, were $31 million in the second quarter of 2014. This was more than offset by a number of other operating expenses which included $12 million for share based compensation that reflects our rising share price and $27 million for environmental costs and care and maintenance of closed

18    Teck Resources Limited 2014 Second Quarter News Release

properties. Other operating expense in 2013 primarily included $74 million of negative pricing adjustments due to declining copper prices in the period.

The table below outlines our outstanding receivable positions, provisionally valued at June 30, 2014 and March 31, 2014.

	Outstanding at		Outstanding at
	June 30, 2014		March 31, 2014
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	225	3.15	158	3.01
Zinc	75	1.00	133	0.90

Financing expense was $75 million in the second quarter compared with $87 million a year ago. Changes in the Fort Hills project agreements in the fourth quarter of 2013 changed the basis of accounting for the project and as a result we now capitalize interest relating to our investment in the Fort Hills project.

We recorded $14 million of other non-operating income, which consisted solely of foreign exchange gains. In 2013, we incurred $37 million in non-operating losses, which included a $17 million loss on marketable securities and $19 million of foreign exchange losses.

Income and resource taxes for the second quarter were $66 million, or 44% of pre-tax profits, as compared to the Canadian statutory corporate income tax rate of 26%. The higher effective rate is due mainly to higher tax rates in foreign jurisdictions and the effect of resource taxes. The effect of resource taxes tends to be magnified in periods when our operating earnings are lower relative to our administrative and finance charges. This occurs because resource taxes are based on gross profits before these costs. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.

On April 1, the Chilean Government introduced a comprehensive tax reform bill that proposed an increase to the first stage corporate tax rate in steps from 20% to 25% in 2017 and from 2017, the elimination of the deferral of the second stage corporate tax such that the corporate tax rate would effectively become 35% on income as earned. On July 8, the Chilean Government announced a proposal for a revised tax reform providing taxpayers a choice between two corporate tax regimes. A technical paper and bill have not yet been released and we will evaluate the revised reform when these are available and once the tax reform is enacted will determine the effect on our financial results.

19    Teck Resources Limited 2014 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt positions and credit ratios are summarized in the table below:

	June 30,	December 31,
($ in millions)	2014	2013

Fixed-rate term notes	$7,129	$7,124
Other	133	137
Total debt (US$ in millions)	$7,262	$7,261

Canadian $ equivalent (1)	7,748	7,723
Less cash balances	(2,131)	(2,772)
Net debt	$5,617	$4,951

Debt to debt-plus-equity ratio (2)	29%	29%
Net-debt to net-debt-plus-equity ratio (2)	23%	21%
Average interest rate	4.8%	4.8%

Note:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Operating Cash Flow

Cash flow from operations, before changes in non-cash working capital items, was $520 million in the second quarter compared with $584 million a year ago with the reduction primarily due to significantly lower coal prices in the quarter.

Changes in non-cash working capital items resulted in a use of cash of $84 million in the second quarter as receivable balances rose due to higher closing-period copper prices and the timing of sales. Changes to non-cash working capital in the second quarter of 2013 provided a source of funds of $106 million.

Investing Activities

Expenditures on property, plant and equipment were $335 million in the second quarter and included $115 million on sustaining capital, $41 million on major enhancement projects and $179 million on new mine development. The largest components of sustaining expenditures were $39 million at our coal operations and $18 million for the completion of the new acid plant at Trail. Major enhancement expenditures included $21 million at Highland Valley Copper, $8 million at our coal operations and $8 million at Pend Oreille. New mine development expenditures included $135 million for our share of Fort Hills spending and $17 million for Quebrada Blanca Phase 2.

20    Teck Resources Limited 2014 Second Quarter News Release

Capitalized stripping expenditures were $199 million in the second quarter of 2014 compared with $189 million a year ago. The majority of this item constitutes the preparation of pits for future production at our coal mines.

Financing Activities

Financing activities in the second quarter totalled $66 million and were primarily comprised of debt interest and principal repayments. Financing activities in the same period a year ago totalled $194 million and included share repurchases of $141 million.

During the quarter we increased our committed revolving credit facility by US$1 billion to US$3 billion and extended its term to July 2019. There were no changes to the facility’s principal terms.

OUTLOOK

We continue to experience volatile markets for our products and prices for some of our products have declined significantly. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. Demand for our products, particularly coal, remains strong. However, increased production from Australian mines has put downward pressure on coal prices. While we believe that the longer term fundamentals for steelmaking coal, copper and zinc are favorable, the recent weakness in some of these markets may persist for some time. We are also significantly affected by foreign exchange rates. For the first half of 2014 the U.S. dollar has strengthened by approximately 8% against the Canadian dollar, which has had a positive effect on the profitability of our Canadian operations. It will, to a lesser extent, put upward pressure on a portion of our operating costs and capital spending to the extent that a portion of our costs and capital spending is denominated in U.S. dollars.

We have committed to spending an estimated $2.94 billion over the next four years on the development of the Fort Hills oil sands project, which will consume a significant portion of our cash resources. We have access to credit lines which are expected to be sufficient to meet our capital commitments and working capital needs over this period. We are taking further steps to manage our capital spending profile and we continuously monitor all aspects of our cost reduction program, our capital spending and key markets as conditions evolve.

Capital Expenditures

As mentioned on the preceding pages, we are reducing our sustaining and development capital expenditures by approximately $150 million from the deferral of equipment purchases and reduced spending on certain development projects and are planning to restart the Pend Oreille zinc mine at a cost of approximately $45 million. As a result, our previously disclosed 2014 capital expenditure forecast has been reduced by approximately $105 million from $1.9 billion to $1.8 billion. We also expect to spend $700 million on capitalized stripping preparing mining areas for future production, which is unchanged from our previous guidance. In addition, we are deferring the potential restart of the Quintette steelmaking coal mine until coal market conditions improve.

21    Teck Resources Limited 2014 Second Quarter News Release

The amount and timing of actual capital expenditures is also dependent upon being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. We may change capital spending plans for the balance of this year and next, depending on commodity markets, our financial position, results of feasibility studies and other factors.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at June 30, 2014, $6.4 billion of our U.S. dollar denominated debt is designated as a hedge against our U.S. dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, foreign exchange forward sales contracts, metal-related forward contracts and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$2,009	$2,084	$2,376	$2,524	$2,152	$2,330	$2,730	$2,505	$2,561

Gross profit	295	405	546	597	582	701	825	827	880

EBITDA	558	557	766	815	670	902	653	861	933

Profit attributable to shareholders	80	69	232	267	143	319	200	256	354

Earnings per share	$0.14	$0.12	$0.40	$0.46	$0.25	$0.55	$0.34	$0.44	$0.60

Cash flow from operations	436	545	769	656	690	763	911	729	965

22    Teck Resources Limited 2014 Second Quarter News Release

OUTSTANDING SHARE DATA

As at July 23, 2014 there were 566.8 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 10.8 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 20 of our 2013 year end financial statements.

The Toronto Stock Exchange (“TSX”) has accepted our notice of intention to make a normal course issuer bid to purchase our Class B subordinate voting shares. Under the normal course issuer bid, we may purchase up to 20 million Class B subordinate voting shares during the period starting July 2, 2014 and ending on July 1, 2015, representing approximately 3.53% of the outstanding Class B subordinate voting shares, or 4.39% of the public float, as of June 19, 2014.

We will make any purchases through the facilities of the TSX, the New York Stock Exchange or any other exchanges or alternative trading systems in both Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with the applicable regulations. Purchases made by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any applicable exemption order. Daily purchases will be limited to 449,574 Class B subordinate voting shares in accordance with the TSX’s rules, except pursuant to permitted exceptions. The actual number of Class B subordinate voting shares to be purchased and the timing of any such purchases will be determined by us from time to time as market conditions warrant. All repurchased shares will be cancelled. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300-550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

23    Teck Resources Limited 2014 Second Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

REVENUE
Coal	$833	$1,002	$1,713	$2,062

Copper
Highland Valley Copper	266	205	490	456
Antamina	149	189	327	346
Quebrada Blanca	92	127	190	209
Carmen de Andacollo	109	140	247	313
Duck Pond	29	26	41	46
Other	5	6	7	7

	650	693	1,302	1,377

Zinc
Trail	450	408	842	908
Red Dog	147	96	355	240
Other	2	1	5	3
Inter-segment sales	(73)	(50)	(125)	(111)

	526	455	1,077	1,040
Energy	-	2	1	3
TOTAL REVENUE	$2,009	$2,152	$4,093	$4,482

GROSS PROFIT (LOSS)
Coal	$23	$277	$137	$623

Copper
Highland Valley Copper	90	62	164	163
Antamina	75	128	187	225
Quebrada Blanca	(16)	16	(20)	11
Carmen de Andacollo	12	31	34	87
Duck Pond	(5)	(1)	(9)	3
Other	4	4	4	4
	160	240	360	493

Zinc
Trail	34	4	36	33
Red Dog	80	56	168	127
Other	(2)	3	(1)	5

	112	63	203	165
Energy	-	2	-	2
TOTAL GROSS PROFIT	$295	$582	$700	$1,283

24    Teck Resources Limited 2014 Second Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

OPERATING COSTS
Coal	$374	$309	$724	$614

Copper
Highland Valley Copper	121	109	228	217
Antamina	41	38	81	74
Quebrada Blanca	65	82	130	145
Carmen de Andacollo	69	82	150	167
Duck Pond	23	17	29	25
Other	1	2	3	3
	320	330	621	631

Zinc
Trail	98	100	192	194
Red Dog	28	15	72	43
Other	2	(2)	4	(2)
	$128	$113	$268	$235

Energy	-	-	-	-
Total operating costs	$822	$752	$1,613	$1,480

TRANSPORTATION COSTS
Coal	$257	$246	$492	$482

Copper
Highland Valley Copper	11	7	20	16
Antamina	5	6	10	10
Quebrada Blanca	2	3	3	4
Carmen de Andacollo	5	6	15	15
Duck Pond	2	1	3	2
	25	23	51	47

Zinc
Trail	30	29	59	56
Red Dog	17	14	46	33
Other	2	-	2	-
	49	43	107	89
Total transportation costs	$331	$312	$650	$618

CONCENTRATE PURCHASES

Trail	$273	$263	$525	$601
Inter-segment purchases	(73)	(50)	(125)	(111)
Total concentrate purchases	$200	$213	$400	$490

25    Teck Resources Limited 2014 Second Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

ROYALTY COSTS
Coal	$2	$3	$5	$6
Copper
Highland Valley Copper	2	-	3	-
Antamina	9	2	15	9
Duck Pond	1	-	1	1
	12	2	19	10

Zinc
Red Dog	9	(1)	41	13
Total royalty costs	$23	$4	$65	$29

DEPRECIATION AND AMORTIZATION
Coal	$177	$167	$355	$337

Copper
Highland Valley Copper	42	27	75	60
Antamina	19	15	34	28
Quebrada Blanca	41	26	77	49
Carmen de Andacollo	23	21	48	44
Duck Pond	8	9	17	15
	133	98	251	196

Zinc
Trail	15	12	30	24
Red Dog	13	12	28	24
	28	24	58	48
Energy	-	-	1	1
Total depreciation and amortization	$338	$289	$665	$582
TOTAL COST OF SALES	$1,714	$1,570	$3,393	$3,199

26    Teck Resources Limited 2014 Second Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended June 30,		Six months ended June 30,
(Teck’s share in Cdn$ millions)	2014	2013	2014	2013

Coal	$137	$121	$268	$261

Copper
Highland Valley Copper	30	24	67	51
Antamina	15	20	31	38
Quebrada Blanca	8	14	17	28
Carmen de Andacollo	1	1	1	2
	54	59	116	119

Zinc
Red Dog	8	9	19	19
Total	$199	$189	$403	$399

27    Teck Resources Limited 2014 Second Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended June 30,		Six months ended June 30,
Coal	2014	2013	2014	2013

Waste production (million BCM’s)	67.4	63.2	133.3	127.0
Clean coal production (million tonnes)	6.4	6.0	13.1	12.2

Clean coal strip ratio (waste BCM’s/coal tonnes)	10.2:1	10.1:1	9.8:1	10.0:1
Sales (million tonnes)	6.8	6.3	13.0	12.9

Highland Valley Copper

Tonnes mined (000's)	30,953	26,757	59,664	53,139
Tonnes milled (000's)	12,701	11,552	23,457	22,816

Copper
Grade (%)	0.32	0.27	0.31	0.28
Recovery (%)	86.5	82.3	85.1	84.6
Production (000's tonnes)	35.4	25.5	62.3	54.0
Sales (000's tonnes)	35.9	24.8	64.0	56.1
Molybdenum
Production (million pounds)	1.3	1.5	2.3	3.4
Sales (million pounds)	1.1	1.4	2.3	3.3

Antamina

Tonnes mined (000's)	49,797	56,254	95,634	104,286
Tonnes milled (000's)
Copper-only ore	9,260	7,387	18,353	14,452
Copper-zinc ore	3,496	5,037	6,132	8,302

	12,756	12,424	24,485	22,754
Copper (1)
Grade (%)	0.77	1.03	0.88	0.96
Recovery (%)	80.6	86.5	84.2	85.3
Production (000's tonnes)	80.4	106.9	181.8	184.2
Sales (000's tonnes)	81.6	98.2	174.5	172.4

Zinc (1)
Grade (%)	1.56	2.22	1.60	2.28
Recovery (%)	82.7	85.5	81.8	85.5
Production (000's tonnes)	47.4	90.2	80.3	157.5
Sales (000's tonnes)	51.1	79.1	86.9	135.6

Molybdenum
Production (million pounds)	0.6	2.5	2.4	4.6
Sales (million pounds)	0.9	1.9	3.2	4.3

Notes:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

28    Teck Resources Limited 2014 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Quebrada Blanca	2014	2013	2014	2013

Tonnes mined (000's)	7,866	14,899	16,310	29,608
Tonnes placed (000's)
Heap leach ore	1,358	1,340	2,664	3,028
Dump leach ore	2,106	2,679	3,117	5,622
	3,464	4,019	5,781	8,650
Grade (SCu%) (1)
Heap leach ore	0.68	0.70	0.73	0.74
Dump leach ore	0.27	0.23	0.26	0.24

Production (000's tonnes)
Heap leach ore	7.1	7.0	15.6	14.6
Dump leach ore	3.3	6.8	8.7	12.7
	10.4	13.8	24.3	27.3

Sales (000's tonnes)	12.3	16.9	24.7	27.0

Notes:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,469	6,574	15,033	12,520
Tonnes milled (000’s)	4,576	4,291	9,175	8,488
Copper
Grade (%)	0.43	0.47	0.43	0.51
Recovery (%)	86.8	87.7	87.2	87.5
Production (000’s tonnes)	17.2	17.9	34.8	37.6
Sales (000’s tonnes)	16.2	18.5	34.5	39.9

Gold (1)
Production (000’s ounces)	12.5	17.5	24.8	35.4
Sales (000’s ounces)	10.1	16.8	21.2	36.0

Copper cathode
Production (000’s tonnes)	1.2	1.2	2.2	2.1
Sales (000’s tonnes)	1.1	1.2	2.1	2.0

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.

Duck Pond

Tonnes mined (000's)	267	150	317	283
Tonnes milled (000’s)	175	138	302	274
Copper
Production (000's tonnes)	4.0	3.2	7.2	6.5
Sales (000's tonnes)	3.6	3.5	5.6	5.3
Zinc
Production (000's tonnes)	4.5	2.3	8.6	5.8
Sales (000's tonnes)	7.1	3.8	7.1	8.1

29    Teck Resources Limited 2014 Second Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended June 30,		Six months ended June 30,
Trail	2014	2013	2014	2013

Concentrate treated (000’s tonnes)
Zinc	133	128	248	271
Lead	38	37	73	74
Metal production
Zinc (000's tonnes)	71.9	70.4	134.0	144.8
Lead (000's tonnes)	22.6	21.0	42.9	41.6
Silver (million ounces)	5.8	4.7	11.0	10.8
Gold (000's ounces)	14.2	12.1	26.5	28.0

Metal sales
Zinc (000's tonnes)	72.1	70.3	134.0	143.2
Lead (000's tonnes)	22.0	20.5	41.0	40.6
Silver (million ounces)	5.8	4.7	10.9	10.5
Gold (000's ounces)	15.7	11.3	27.3	31.1

Red Dog

Tonnes mined (000's)	940	1,019	1,988	1,961
Tonnes milled (000's)	1,046	965	2,123	1,838
Zinc
Grade (%)	16.5	16.9	16.7	17.3
Recovery (%)	82.1	85.0	82.9	83.7
Production (000's tonnes)	141.5	138.7	293.2	266.9
Sales (000's tonnes)	92.9	75.1	232.4	182.5
Lead
Grade (%)	4.6	3.9	4.3	3.9
Recovery (%)	55.0	66.2	61.2	66.5
Production (000's tonnes)	26.7	24.9	56.1	47.9
Sales (000's tonnes)	-	-	-	-

30    Teck Resources Limited 2014 Second Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). This document refers to gross profit before depreciation and amortization, EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (“GAAP”) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the contained copper in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales is defined as the cost of the product as it leaves the mine, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

31    Teck Resources Limited 2014 Second Quarter News Release

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our potential financing needs and credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of Profit Attributable to Shareholders to EBITDA

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Profit attributable to shareholders	$80	$143	$149	$462
Finance expense net of finance income	74	86	142	173
Provision for income and resource taxes	66	152	159	355
Depreciation and amortization	338	289	665	582
EBITDA	$558	$670	$1,115	$1,572

32    Teck Resources Limited 2014 Second Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
($ in millions)	2014	2013	2014	2013

Gross profit	$295	$582	$700	$1,283
Depreciation and amortization	338	289	665	582
Gross profit before depreciation and amortization	$633	$871	$1,365	$1,865

Reported as:
Coal	$200	$444	$492	$960

Copper
Highland Valley Copper	132	89	239	223
Antamina	94	143	221	253
Quebrada Blanca	25	42	57	60
Carmen de Andacollo	35	52	82	131
Duck Pond	3	8	8	18
Other	4	4	4	4
	293	338	611	689

Zinc
Trail	49	16	66	57
Red Dog	93	68	196	151
Other	(2)	3	(1)	5
	140	87	261	213

Energy	-	2	1	3
Gross profit before depreciation and amortization	$633	$871	$1,365	$1,865

33    Teck Resources Limited 2014 Second Quarter News Release

Coal Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions, except where noted)	2014	2013	2014	2013

Cost of sales as reported (1)	$810	$725	$1,576	$1,439
Less:
Transportation	(257)	(246)	(492)	(482)
Depreciation and amortization	(177)	(167)	(355)	(337)
Inventory write-down	(14)	-	(44)	-
Adjusted cash cost of sales	$362	$312	$685	$620
Tonnes sold (millions)	6.8	6.3	13.0	12.9

Adjusted per unit costs - Cdn$/tonne
Adjusted cost of sales	$53	$50	$53	$48
Transportation	37	39	38	38
Inventory write-down	2	-	3	-
Cash unit costs - Cdn$/tonne	$92	$89	$94	$86

Average exchange rate (Cdn$ per US$1.00)	$1.09	$1.02	$1.10	$1.02
Adjusted per unit costs - US$/tonne (2)
Adjusted cost of sales	$49	$49	$48	$47
Transportation	34	38	35	37
Inventory write-down	2	-	3	-
Cash unit costs - US$/tonne	$85	$87	$86	$84

Notes:
(1)	As reported in our segmented information note included with our consolidated financial statements.
(2)	Average period exchange rates are used to convert to US$/tonne equivalent.

34    Teck Resources Limited 2014 Second Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions, except where noted)	2014	2013	2014	2013

Revenue as reported (1)	$650	$693	$1,302	$1,377
By-product revenue (A) (2)	(68)	(85)	(123)	(171)
Smelter processing charges	45	35	84	64
Adjusted revenue	$627	$643	$1,263	$1,270

Cost of sales as reported (1)	$490	$453	$942	$884
Less:
Depreciation and amortization	(133)	(98)	(251)	(196)
By-product cost of sales (B) (2)	(8)	(11)	(16)	(22)
Adjusted cash cost of sales	$349	$344	$675	$666

Payable pounds sold (millions) (C)	187.2	185.9	364.1	361.4

Adjusted per unit cash costs - Cdn$/pound
Adjusted cash cost of sales	$1.86	$1.85	$1.85	$1.84
Smelter processing charges	0.24	0.19	0.23	0.18
Total cash unit costs - Cdn$/pound (D)	$2.10	$2.04	$2.08	$2.02

Cash margin for by-products – Cdn$/pound ((A - B)/C =(G)) (2)	$(0.32)	$(0.40)	$(0.29)	$(0.41)
Net cash unit cost Cdn$/pound (D - G) (3)	$1.78	$1.64	$1.79	$1.61

US$ AMOUNTS
Average exchange rate (Cdn$ per US$1.00) (E)	$1.09	$1.02	$1.10	$1.02

Adjusted per unit costs – US$/pound (4)
Adjusted cash cost of sales	$1.71	$1.81	$1.69	$1.81
Smelter processing charges	0.22	0.18	0.21	0.17
Total cash unit costs - US$/pound (F) (2)	$1.93	$1.99	$1.90	$1.98
Cash margin for by-products – US$/pound (G/E = H)	$(0.29)	$(0.39)	$(0.27)	$(0.40)
Net cash unit costs – US$/pound (F - H)	$1.64	$1.60	$1.63	$1.58

Notes:
(1)	As reported in our segmented information note included with our consolidated financial statements.
(2)	By-products includes both by-products and co-products.
(3)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(4)	Average period exchange rates are used to convert to US$/lb equivalent.

35    Teck Resources Limited 2014 Second Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated costs and production at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans and expectations for our development projects, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the potential savings that may be realized under our cost reduction program, the impact of currency exchange rates, the expected timing of restarting the Pend Oreille zinc operation, expectations regarding third quarter coal sales levels and cost of product sold, as well as the coal annual production targets, our expectation that Antamina will return to higher production in 2014, the amount of our portion of the 2014 expenditures for the Fort Hills oil sands project, the expectation that the Fort Hills oil sands project will provide us with significant cash flows and the life of the project, the Frontier application timing milestones, anticipated capital expenditures, expectations that we have sufficient credit capacity to meet capital commitments and working capital over the next four years, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety

36    Teck Resources Limited 2014 Second Quarter News Release

and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Our Fort Hills project is not controlled by us and construction, sanction and production schedules may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated coal sales volumes and average coal prices for the quarter depend on timely arrival of vessels and performance of our coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2013, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2014 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 24, 2014. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

.

37    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Six Months Ended June 30, 2014 (Unaudited)

38    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions, except for share data)	2014	2013	2014	2013

Revenues	$2,009	$2,152	$4,093	$4,482

Cost of sales	(1,714)	(1,570)	(3,393)	(3,199)
Gross profit	295	582	700	1,283

Other operating expenses
General and administration	(30)	(34)	(61)	(68)
Exploration	(14)	(25)	(26)	(39)
Research and development	(4)	(4)	(10)	(6)
Other operating income (expense) (Note 3)	(35)	(82)	(139)	(100)
Profit from operations	212	437	464	1,070

Finance income	1	1	2	2
Finance expense (Note 4)	(75)	(87)	(144)	(175)
Non-operating income (expense) (Note 5)	14	(37)	1	(50)
Share of losses of associates	(1)	-	(2)	(1)
Profit before tax	151	314	321	846

Provision for income and resource taxes	(66)	(152)	(159)	(355)
Profit for the period	$85	$162	$162	$491

Profit attributable to:
Shareholders of the company	$80	$143	$149	$462
Non-controlling interests	5	19	13	29
Profit for the period	$85	$162	$162	$491
Earnings per share
Basic	$0.14	$0.25	$0.26	$0.80

Diluted	$0.14	$0.25	$0.26	$0.79

Weighted average shares outstanding (millions)	576.2	578.7	576.3	580.4

Shares outstanding at end of period (millions)	576.1	576.2	576.1	576.2

39    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June30,
(Cdn$ in millions)	2014	2013	2014	2013

Profit	$85	$162	$162	$491

Other comprehensive income (loss) in the period
Items that may be subsequently reclassified to profit
Currency translation differences (net of taxes of $(32), $34, $4 and $53)	(64)	80	14	128
Change in fair value of available-for-sale financial instruments (net of taxes of $(1), $14, $(2) and $22)	10	(102)	18	(161)
Cash flow hedges (net of taxes of $(1), $2, $(2) and $2)	4	(6)	7	(6)
	(50)	(28)	39	(39)
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $3, $(43), $4 and $(75))	(1)	87	3	161
Total other comprehensive income (loss) for the period	(51)	59	42	122
Total comprehensive income for the period	$34	$221	$204	$613
Total other comprehensive income (loss) attributable to:
Shareholders of the company	(47)	56	42	117
Non-controlling interests	(4)	3	-	5
	$(51)	$59	$42	$122

Total comprehensive income attributable to:
Shareholders of the company	$33	$199	$191	$579
Non-controlling interests	1	22	13	34
	$34	$221	$204	$613

40    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2014	2013	2014	2013

Operating activities
Profit	$85	$162	$162	$491
Adjustments:
Depreciation and amortization	338	289	665	582
Provision (recovery) for deferred income and resource taxes	-	46	(15)	115
Share of losses of associates	1	-	2	1
Foreign exchange (gains) losses	(14)	19	(4)	24
Finance expense	75	87	144	175
Other	35	(19)	36	(28)
	520	584	990	1,360
Net change in non-cash working capital items	(84)	106	(9)	93
	436	690	981	1,453
Investing activities
Purchase of property, plant and equipment	(335)	(443)	(735)	(831)
Capitalized stripping costs	(199)	(189)	(403)	(399)
Expenditures on financial investments and other assets	(18)	(111)	(26)	(193)
Proceeds from the sale of investments and other assets	3	2	5	4
	(549)	(741)	(1,159)	(1,419)
Financing activities
Issuance of debt	-	-	12	-
Repayment of debt	(24)	(6)	(38)	(18)
Debt interest paid	(33)	(31)	(191)	(174)
Purchase and cancellation of Class B subordinate voting shares	(5)	(141)	(5)	(176)
Dividends paid	-	-	(259)	(262)
Distributions to non-controlling interests	(4)	(16)	(11)	(25)
	(66)	(194)	(492)	(655)

Effect of exchange rate changes on cash and cash equivalents	(76)	94	29	153
Decrease in cash and cash equivalents	(255)	(151)	(641)	(468)

Cash and cash equivalents at beginning of period	2,386	2,950	2,772	3,267
Cash and cash equivalents at end of period	$2,131	$2,799	$2,131	$2,799

41    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(Cdn$ in millions)	2014	2013

ASSETS

Current assets
Cash and cash equivalents	$2,131	$2,772
Current income and resource taxes receivable	70	71
Trade accounts receivable	1,033	1,232
Inventories	1,703	1,695
	4,937	5,770

Financial and other assets	811	746
Investments in associates	24	24
Property, plant and equipment	28,409	27,811
Deferred income and resource tax assets (Note 7)	413	164
Goodwill	1,669	1,668
	$36,263	$36,183
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,461	$1,784
Dividends payable (Note 8(d))	259	259
Current income and resource taxes payable	5	61
Debt (Note 6)	81	59
	1,806	2,163

Debt (Note 6)	7,667	7,664
Deferred income and resource tax liabilities (Note 7)	6,149	5,908
Retirement benefit liabilities	537	479
Other liabilities and provisions	1,354	1,158

Equity
Attributable to shareholders of the company	18,534	18,597
Attributable to non-controlling interests	216	214
	18,750	18,811
	$36,263	$36,183

42    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Six months ended June 30,
(Cdn$ in millions)	2014	2013

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,503	6,699
Share repurchase	(2)	(73)
Issued on exercise of options	1	1
End of period	6,502	6,627

Retained earnings
Beginning of period	11,853	11,291
Profit for the period attributable to shareholders of the company	149	462
Dividends declared	(259)	(259)
Share repurchase	(2)	(102)
Remeasurements of retirement benefit plans	3	161
End of period	11,744	11,553

Contributed surplus
Beginning of period	130	113
Share option compensation expense	8	7
End of period	138	120

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 8(b))
Beginning of period	104	(35)
Other comprehensive income	42	117
Less remeasurements of retirement benefit plans recorded in retained earnings	(3)	(161)
End of period	143	(79)

Non-controlling interests
Beginning of period	214	189
Profit for the period attributed to non-controlling interests	13	29
Other comprehensive income	-	5
Other	-	6
Dividends or distributions	(11)	(25)
End of period	216	204
Total equity	$18,750	$18,432

43    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”).

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Board of Directors authorized these financial statements for issue on July 23, 2014.

2.	NEW IFRS PRONOUNCEMENT

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

We will apply IFRS 15 beginning on January 1, 2017. We are in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statement as a result of adopting this standard.

3.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2014	2013	2014	2013

Pricing adjustments	$31	$(74)	$(32)	$(96)
Share-based compensation (Note 8(a))	(12)	2	(13)	6
Closed properties and environmental	(27)	8	(37)	14
Write-down on operating assets	-	-	(12)	-
Social responsibility and donations	(3)	(3)	(8)	(3)
Derivatives	(7)	(2)	(4)	1
Restructuring	(8)	-	(8)	-
Gain (loss) on operating assets	1	(5)	-	(5)
Other	(10)	(8)	(25)	(17)
	$(35)	$(82)	$(139)	$(100)

44    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2014	2013	2014	2013

Debt interest	$95	$91	$190	$176
Discount and financing fee amortization	2	1	3	2
Less capitalized interest	(45)	(30)	(95)	(56)
	52	62	98	122
Net interest expense on retirement benefit plans	3	7	8	14
Decommissioning and restoration provision accretion	17	18	34	36
Other	3	-	4	3
	$75	$87	$144	$175

5.	NON-OPERATING INCOME (EXPENSE)

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in millions)	2014	2013	2014	2013

Foreign exchange gains (losses)	$14	$(19)	$4	$(24)
Provision for marketable securities	-	(17)	-	(25)
Other	-	(1)	(3)	(1)
	$14	$(37)	$1	$(50)

45    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT

(Cdn$ in millions)	June 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

5.375% notes due October 2015 (US$300 million)	$320	$338	$318	$342
3.15% notes due January 2017 (US$300 million)	319	334	318	330
3.85% notes due August 2017 (US$300 million)	317	342	315	338
2.5% notes due February 2018 (US$500 million)	530	544	528	537
3.0% notes due March 2019 (US$500 million)	530	546	527	530
4.5% notes due January 2021 (US$500 million)	530	562	528	538
4.75% notes due January 2022 (US$700 million)	742	785	739	753
3.75% notes due February 2023 (US$750 million)	789	779	787	745
6.125% notes due October 2035 (US$700 million)	732	798	729	731
6.0% notes due August 2040 (US$650 million)	690	737	688	668
6.25% notes due July 2041 (US$1,000 million)	1,055	1,162	1,051	1,078
5.2% notes due March 2042 (US$500 million)	526	516	524	473
5.4% notes due February 2043 (US$500 million)	527	529	526	494
Antamina senior revolving credit facility due April 2015	24	24	24	24
Other	117	117	121	121
	7,748	8,113	7,723	7,702

Less current portion of long-term debt	(81)	(81)	(59)	(59)
	$7,667	$8,032	$7,664	$7,643

The fair values of debt are determined using market values where available and cash flows based on our cost of borrowing for other items.

7.	INCOME AND RESOURCE TAXES

a)	Internal Reorganization

During the first quarter, we completed an internal reorganization that transferred certain mining assets previously held by our wholly-owned subsidiaries to the parent company. This had the effect of reclassifying approximately $260 million from our deferred tax liabilities to our deferred tax assets.

b)	Proposed Chile Tax Rate Change

On April 1, the Chilean Government introduced a comprehensive tax reform bill that proposed an increase to the first stage corporate tax rate in steps from 20% to 25% in 2017 and from 2017, the elimination of the deferral of the second stage corporate tax such that the corporate tax rate would effectively become 35% on income as earned. On July 8, the Chilean Government announced a proposal for a revised tax reform providing taxpayers a choice between two corporate tax regimes. A technical paper and bill have not yet been released and we will evaluate the revised reform when these are available and once the tax reform is enacted will determine the effect on our financial results.

46    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	EQUITY

a)	Share-Based Compensation

During the second quarter of 2014, we granted 72,720 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $24.98, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $6.88 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 1.64%, a dividend yield of 3.60% and an expected volatility of 41%.

During the second quarter of 2014, we issued 84,203 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at June 30, 2014 was 3,520,552.

A share-based compensation expense (recovery) of $13 million (2013 - $(6) million) was recorded for the six months ended June 30, 2014 in respect of all outstanding share options and units.

b)	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) are:

	June 30,	June 30,
(Cdn$ in millions)	2014	2013

Currency translation adjustment	$117	$89
Unrealized gain (loss) on available-for-sale financial assets (net of tax of $(2) and $22)	23	(161)
Unrealized gain (loss) on cash flow hedges (net of tax of $(1) and $2)	5	(6)
	$145	$(78)

Accumulated other comprehensive income (loss) attributable to:
Shareholders of the company	$143	$(79)
Non-controlling interests	2	1
	$145	$(78)

c)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In July 2014, we renewed our normal course issuer bid, under which we may purchase up to 20 million Class B subordinate voting shares during the period starting July 2, 2014 and ending on July 1, 2015. During the period, 200,000 shares have been repurchased pursuant to our previous issuer bid.

47    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	EQUITY, continued

d)	Dividends

Dividends of $0.45 per share were declared on our Class A common shares and Class B subordinate voting shares with a record date of June 16, 2014 and were paid on July 2, 2014.

9.	SEGMENT INFORMATION

Based on the principal products we produce and our development projects, we have five reportable segments - coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length.

	Three months ended June 30, 2014
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	833	650	599	-	-	2,082
Less: Inter-segment revenues	-	-	(73)	-	-	(73)
Revenues	833	650	526	-	-	2,009
Cost of sales	(810)	(490)	(414)	-	-	(1,714)
Gross profit	23	160	112	-	-	295
Other operating income (expenses)	(11)	25	(29)	-	(68)	(83)
Profit from operations	12	185	83	-	(68)	212

Net finance expense	(9)	(6)	(9)	-	(50)	(74)
Non-operating income (expenses)	-	-	-	-	14	14
Share of profit (loss) from associates	-	-	-	-	(1)	(1)
Profit before tax	3	179	74	-	(105)	151
Capital expenditures	187	140	52	149	6	534

48    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	SEGMENT INFORMATION, continued

	Three months ended June 30, 2013
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	1,002	693	505	2	-	2,202
Less: Inter-segment revenues	-	-	(50)	-	-	(50)
Revenues	1,002	693	455	2	-	2,152
Cost of sales	(725)	(453)	(392)	-	-	(1,570)
Gross profit	277	240	63	2	-	582
Other operating income (expenses)	-	(97)	(5)	-	(43)	(145)
Profit from operations	277	143	58	2	(43)	437

Net finance expense	(13)	(4)	(9)	-	(60)	(86)
Non-operating income (expenses)	-	-	-	(2)	(35)	(37)
Share of profit (loss) from associates	-	-	-	-	-	-
Profit before tax	264	139	49	-	(138)	314
Capital expenditures	222	349	54	-	7	632

	Six months ended June 30, 2014
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	1,713	1,302	1,202	1	-	4,218
Less: Inter-segment revenues	-	-	(125)	-	-	(125)
Revenues	1,713	1,302	1,077	1	-	4,093
Cost of sales	(1,576)	(942)	(874)	(1)	-	(3,393)
Gross profit	137	360	203	-	-	700
Other operating income (expenses)	(12)	(62)	(35)	-	(127)	(236)
Profit from operations	125	298	168	-	(127)	464

Net finance expense	(19)	(12)	(16)	-	(95)	(142)
Non-operating income (expenses)	-	-	-	-	1	1
Share of profit (loss) from associates	-	-	-	-	(2)	(2)
Profit before tax	106	286	152	-	(223)	321
Capital expenditures	397	318	99	314	10	1,138
Goodwill	1,203	466	-	-	-	1,669
Total assets	17,599	9,587	3,201	2,829	3,047	36,263

49    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	SEGMENT INFORMATION, continued

	Six months ended June 30, 2013
(Cdn$ in millions)	Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	2,062	1,377	1,151	3	-	4,593
Less: Inter-segment revenues	-	-	(111)	-	-	(111)
Revenues	2,062	1,377	1,040	3	-	4,482
Cost of sales	(1,439)	(884)	(875)	(1)	-	(3,199)
Gross profit	623	493	165	2	-	1,283
Other operating income (expenses)	-	(131)	(4)	-	(78)	(213)
Profit from operations	623	362	161	2	(78)	1,070

Net finance expense	(25)	(8)	(18)	-	(122)	(173)
Non-operating income (expenses)	-	-	-	(2)	(48)	(50)
Share of profit (loss) from associates	-	-	-	-	(1)	(1)
Profit before tax	598	354	143	-	(249)	846
Capital expenditures	463	608	100	46	13	1,230
Goodwill	1,203	459	-	-	-	1,662
Total assets	17,492	8,762	4,115	2,015	2,587	34,971

10.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2014, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (“TAI”) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metal Ltd. (“TML”) in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) for response costs, the amount of which will be determined in a subsequent phase of the case.

50    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	CONTINGENCIES, continued

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs. The plaintiffs have subsequently filed amended pleadings in relation to air emissions, and TML has filed a responsive motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs. The motion has been heard and the Court has not yet arrived at a decision.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

11.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

12.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

51    Teck Resources Limited 2014 Second Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

12.	FAIR VALUE MEASUREMENTS, continued

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. The significant inputs are obtained from or corroborated with market data. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at June 30, 2014 and December 31, 2013 are summarized in the following table:

(Cdn$ in millions)	June 30, 2014				December 31, 2013

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$296	$-	$-	$296	$260	$-	$-	$260
Debt securities	-	-	16	16	-	-	16	16
Settlements receivable	-	819	-	819	-	695	-	695
Derivative instruments	-	13	-	13	-	1	-	1
	$296	$832	$16	$1,144	$260	$696	$16	$972

Financial liabilities
Derivative instruments	$-	$11	$-	$11	$-	$10	$-	$10
Settlements payable	-	37	-	37	-	42	-	42
	$-	$48	$-	$48	$-	$52	$-	$52

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as at June 30, 2014 or December 31, 2013.

52    Teck Resources Limited 2014 Second Quarter News